SOL V. SLOTNIK, P.C.

11 East 44th Street-19th Floor

New York, New York 10019

Tel. (212) 687-1222

Fax (212) 986-2399

August 28, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attn: Barbara C. Jacobs, Assistant Director

Attn: Jan Woo, Staff Attorney

Attn: Patrick Gilmore, Accounting Branch Chief

Attn: David Edgar, Staff Accountant

RE:	Skkynet Cloud Systems, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 23, 2012 File No. 333-180951

Ladies and Gentlemen:

This letter is a point by point response to your letter of comments dated August 14, 2012 to Amendment No. 2 to the registration statement on Form S-1 (“registration statement”) of Skkynet Cloud Systems, Inc. (“Skkynet” or the “Company”) filed with the Securities and Exchange Commission on July 23, 2012. The item numbers below correspond to the item numbers in your comment letter. For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text. We are simultaneously filing Amendment No. 3 (the “Amendment”) to the registration statement, and where relevant we have referred to changed pages in the registration statement including the preliminary prospectus.

General

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Reply: Neither the Company nor anyone authorized to act on its behalf provides reports in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. The Company is not aware of any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 (Section 105(a) of the Jumpstart Our Business Startups Act) by any broker or dealer that is participating or will participate in the offering. It should be noted that the offering is one by selling stockholders of the Company, and the Company is not offering any of its shares for sale.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 28, 2012

Risk Factors, page 4

2.	We note your response to prior comment 4 but continue to believe that you should revise the risk factors, particularly those listed in the bullet point format on page 6, to separately discuss how the conditions and uncertainties present material risks to potential investors. For example, you should provide a risk factor regarding the nature of your clients that you reference on page 6, discuss your reliance on any particular client, and how the mix of clients affects your business operation and financial condition. In this regard, we note that you disclose on page 27 that you had a customer in the last three years that is responsible for more than 10% of your revenues. Please disclose the precise amount over10% and the years in which you generated revenue from this customer. Finally, tell us what consideration you have given to filing this agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

REPLY: The Company has revised the risk factors by separating certain bullet points in the risk factor on page 6 of Amendment No. 2 to the registration statement. See the Amendment pages 6 to 7. The disclosure regarding the individual customer from which the Company received revenues of more than 10% has been added. See the Amendment, page 28. There is no formal agreement between this customer and the Company. The relationship is based upon the Company receiving a series of purchase orders during the course of each fiscal year, and as such, the “agreement” is really a series of purchase orders the Company completes in the ordinary course of its business. As a result there is no agreement to file in response to the comment reference to Item 601(b)(10)(ii) of Regulation S-K.

Any significant disruption in our hosting network infrastructure could harm..., page 7

3.	We note your response to prior comment 6 but it is unclear why you characterize your hosting network infrastructure as “optional.” Please revise to clarify this statement.

REPLY: The statement has been clarified in accordance with the Staff’s comment. See the Amendment, page 9.

Management Discussion and Analysis, page 33

4.	We note your revised disclosure in response to prior comment 16 that the sales increase for the year ended October 31, 2011 and the six months ended April 30, 2012 was attributable to both existing and new customers. Please tell us what consideration you have given to quantifying the revenue from existing versus new customers. Further, tell us the basis for your belief that “sales will continue to increase at approximately the same rate over the next 2 years.” Please ensure that your discussion in this section is focused on the current results of your financial results. Explain whether your expectation for future revenue is based on orders or commitments that are firm.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 28, 2012

REPLY: The Company has amended the Management Discussion and Analysis section (“MDA”) to allocate percentages of revenue between existing versus new customers for the year ended October 31, 2011 and for the six months ended April 30, 2012. We have removed the reference concerning the Company’s belief that its sales will continue to increase at approximately the same rate over the next 2 years so that the discussion is focused on the Company’s current financial results. See the Amendment, page 34.

Need for Additional Financing, page 35

5.	We note that your revised disclosure in response to prior comment 17 does not address the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. In providing this information, please do not account for future revenue that is not firm. Also, given your disclosure that you will require an additional $50,000 over the next year to comply with reporting requirements as a public company, please revise your statement that the company’s existing capital is sufficient to meet the company’s cash needs.

REPLY: The MDA section entitled “Need for Additional Financing” has been revised again to conform to prior comment 17. The Company has not taken into account or made assumptions about non-firm future sources of revenue. Lastly, the Company has revised the section in conformity with the Staff’s comment in the last sentence of comment 5. See the Amendment, page 36.

Executive Compensation, page 39

6.	You state on page 34 that Andrew Thomas and Paul Benford converted the salary they had accrued through January 31, 2012 to notes payable on April 30, 2012. Please disclose the portion of the salary that has been converted into notes and the amount of salary that is still accrued. Discuss any arrangements or agreements you have with the executive officers to pay the accrued salaries.

REPLY: The Company has revised its description of the portion of the accrued salaries of Messrs. Andrew S. Thomas and Paul Benford to clarify the amount of salary converted to promissory notes and the amount of salary that is still accrued. The revised description is included in the text accompanying the tabular description of the notes in the section entitled “Certain Relationships and Related Transactions.” The Company does not have any arrangements with its executive officers to pay the accrued salaries except for that portion of the accrued salaries converted to promissory notes the Company issued to Messrs. Thomas and Benford. The repayment terms are governed by the payment terms in these notes and are disclosed in the prospectus. See the Amendment, pages 35 to 36 and 42 to 43.

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 28, 2012

Exhibit 23.1

7.	As previously requested in prior comment 28, please revise to reference all of the periods the audit opinion covers, including the year ended October 31, 2010, or consider removing the reference to only the year ended October 31, 2011. In this regard, we note that the consent filed as exhibit 23.1 to the amendment filed June 27, 2012 included the year ended October 31, 2010. Please also revise to eliminate the incorporation by reference language in the first sentence considering the audit report is included in the registration statement.

REPLY: The consent has been revised so as to reference all of the periods the audit opinion covers and the incorporation by reference language has been eliminated.

The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address all questions regarding the Company’s enclosures to the undersigned at (212) 687-1222 or by e-mail to slotnik@mindspring.com Thank you.

Sincerely,

/s/ Sol V. Slotnik
Sol V. Slotnik

cc:	Via e-mail Richard C. Fox, P.A. Andrew S. Thomas Paul E. Thomas Lowell Holden